Rule 424(b)(3)
                                                                   No. 333-37657

                       CNL AMERICAN PROPERTIES FUND, INC.

      This Supplement is part of, and should be read in conjunction with, the Prospectus dated May 12, 1998 and the Prospectus Supplements dated August 27, 1998 and October 13, 1998. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

      The term "Company" includes, unless the context otherwise requires, CNL American Properties Fund, Inc. and its wholly owned subsidiary, CNL APF Partners, LP.

                                  THE OFFERINGS

      Upon completion of its Initial Offering on February 6, 1997, the Company had received subscription proceeds of $150,591,765 (15,059,177 Shares), including 59,177 Shares ($591,765) issued pursuant to the Reinvestment Plan. Following the completion of its Initial Offering, the Company commenced its 1997 Offering of up to 27,500,000 shares and upon completion of such offering on March 2, 1998, had received subscription proceeds of $251,872,648 (25,187,265 Shares), including 187,265 Shares ($1,872,648) issued pursuant to the Reinvestment Plan. Net offering proceeds received by the Company from the Prior Offerings, after deduction of selling commissions, marketing support and due diligence expense reimbursement fees and offering expenses, totalled approximately $361,100,000. Following the completion of the 1997 Offering, the Company commenced this offering of up to 34,500,000 Shares. As of October 30, 1998, the Company had received subscription proceeds of $274,346,562 (27,434,656 Shares), including 310,785 Shares ($3,107,848) issued pursuant to the Reinvestment Plan in connection with this offering. Net offering proceeds received by the Company from this offering, after deduction of selling commissions, marketing support and due diligence expense reimbursement fees and offering expenses, totalled approximately $248,900,000. As of October 30, 1998, the Company had invested or committed for investment approximately $467,400,000 of aggregate net proceeds from its offerings in 362 Properties, in providing mortgage financing through Mortgage Loans, and in paying acquisition fees and certain acquisition expenses, leaving approximately $142,600,000 in aggregate net offering proceeds available for investment in Properties and Mortgage Loans.

                          SUMMARY OF REINVESTMENT PLAN

      On October 13, 1998, the Board of Directors elected to terminate the Company's Reinvestment Plan. The Board of Directors based this decision on (i) the fact that the Company may issue Shares under the Reinvestment Plan only pursuant to an effective registration statement, (ii) the likelihood that this offering will be completed, and the registration statement of which this Prospectus is a part withdrawn, prior to the next distribution date of the Company and (iii) a determination that it is not in the best interest of the Company at this time to obtain the effectiveness of a registration statement relating solely to the issuance of Shares pursuant to the Reinvestment Plan.

      The Board of Directors may determine to reinstate the Reinvestment Plan in the future subject to obtaining the effectiveness of a registration statement relating solely to the issuance of Shares pursuant to the Reinvestment Plan.

      The Shares offered hereby and previously reserved for issuance pursuant to the Reinvestment Plan will be available for sale to the public in this offering.



November 13, 1998                                Prospectus Dated May 12, 1998

                              REDEMPTION OF SHARES

      On October 13, 1998, the Board of Directors elected to implement the Company's Redemption Plan. Under the Redemption Plan, the Company may elect to redeem Shares, subject to the conditions and limitations described in the Prospectus as modified by the description below.

      At any time, including any time during which the Company is engaged in a public offering, and prior to such time, if any, as Listing occurs, any stockholder who purchases Shares in this offering or otherwise from the Company, may present all or any portion equal to at least 25% of such stockholder's Shares to the Company for redemption, in accordance with the procedures outlined in the Prospectus. At such time, the Company may, at its option, use up to the full amount of proceeds, if any, from the sale of Shares under the Reinvestment Plan attributable to a calendar quarter to redeem Shares presented for redemption during such quarter. In addition, the Company may, at its option, use up to $100,000 per calendar quarter of the proceeds of any public offering of its Shares to redeem Shares. Any amount of offering proceeds which is available for redemptions, but which is unused, may be carried over to the next succeeding calendar quarter for use in addition to the amount of offering proceeds and the full amount of proceeds from the sale of Shares under the Reinvestment Plan that would otherwise be available for redemptions. At no time during a 12-month period, however, may the number of Shares redeemed by the Company exceed 5% of the number of Shares of the Company's outstanding common stock at the beginning of such 12-month period, even if the amount of offering proceeds and proceeds from the sale of Shares under the Reinvestment Plan that would otherwise be available for redemptions would allow the Company to redeem a greater number of Shares.

                     THE ADVISOR AND THE ADVISORY AGREEMENT

THE ADVISORY AGREEMENT

      On October 13, 1998, the Board of Directors approved an amendment to the Advisory Agreement providing for the payment of Acquisition Fees to the Advisor for acquisitions made by the Company after the completion of this offering and the investment of all of the proceeds received by the Company from this offering (the "Offering Completion Date"). After the Offering Completion Date, the Company intends to continue to expand its Property portfolio by acquiring additional Properties using funds from its Line of Credit. Under the previous Advisory Agreement, the Advisor had no incentive to continue providing acquisition services after the Offering Completion Date because Acquisition Fees were limited to 4.5% of the Gross Proceeds raised by the Company from equity offerings of the Company. The Advisor has not been paid an Acquisition Fee for Properties acquired by the Company using funds from the Line of Credit, and will not be paid an Acquisition Fee for Properties so acquired prior to the Offering Completion Date, because it is expected that a portion of the proceeds raised by the Company in this offering (on which the Advisor will already have received an Acquisition Fee) will be used to repay advances under the Line of Credit used to acquire Properties prior to the Offering Completion Date.

      In order to provide incentive to the Advisor to continue providing acquisition services after the Offering Completion Date, the Board of Directors deemed it to be in the best interests of the Company that the Company pay the Advisor an Acquisition Fee, in connection with Properties acquired after the Offering Completion Date, equal to 4.5% of the purchase price paid by the Company. The Board of Directors believes that paying Acquisition Fees after the Offering Completion Date will permit the Company to continue to benefit from the Advisor's acquisition expertise and more effectively enhance stockholder value through the continued expansion of the Company's Property portfolio.